Exhibit 99.1

Itaú Unibanco Holding S.A.

PJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for December 2016 in the amount of R$ 0.015 per share, shall be paid out on January 2nd, 2017, without retention of withholding tax at source, based on the record date of November 30, 2016.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), November 23, 2016.

MARCELO KOPEL

Investor Relations Officer